

Mail Stop 4720

October 28, 2015

Warren Sheppard
Chief Executive Officer and Director
Kibush Capital Corporation
5635 N. Scottsdale Rd., Suite 170
Scottsdale, AZ 85250

> **Re:** **Kibush Capital Corporation**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 20, 2015**
> **File No. 000-55256**

Dear Mr. Sheppard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 1. Financial Statements

Interim Consolidated balance Sheets, page 4

1. We note your response to comment 1 in our letter dated August 31, 2015 on your Form 10. Please provide us with a reconciliation of your 77,399,187 outstanding shares of common stock as of June 30, 2015 to the 53,387,485 shares outstanding at September 30, 2014 and revise your Forms 10-Q in future filings to include a Statement of Stockholders' Equity (Deficit).

2. We note the statement from your response to comment 11 in our letter dated August 31, 2015 on your Form 10 that the Assignment and Bill of Sale agreement dated February 14, 2014 with Five Arrows Limited included the assignment of the Koranga Joint Venture.

Given that this agreement, filed as Exhibit 10.5 to your Form 10/A filed August 5, 2015, does not appear to make any mention as to the assignment of the Koranga Joint Venture, please tell us the basis for your statement and provide us any supporting documentation.

Notes to the Financial Statements

Note 2 Summary of Significant Accounting Policies

Mineral Property, Mineral Rights (Claims) Payments and Exploration Costs, page 12

3. We note your response to the fourth bullet of comment 2 in our letter dated August 31, 2015 on your Form 10. Please revise your future filings to include disclosure similar to that provided in your response related to your accounting treatment of contractual relationships similar to a mining lease. Please provide us with a draft of your proposed disclosure.

Item 6. Exhibits, page 24

4. We note your response to comment 3 in our letter dated August 31, 2015 on your Form 10 related to your acquisition of 49% of Aqua Mining Limited on May 26, 2014. Please address the following:
   - Tell us the value that was assigned to your ownership of 49% of Aqua Mining; and
   - Please provide us with and file as an exhibit a copy of the agreement that constitutes the incorporation of Aqua mining on May 26, 2014 and reflects your 49% ownership.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services